UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 29, 2020

Commission File Number 000-51380

SILICON MOTION TECHNOLOGY CORPORATION

(Translation of registrant’s name into English)

Unit 04-05, 27/F, #909 Cheung Sha Wan Rd

Sheung Sha Wan, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SILICON MOTION TECHNOLOGY CORPORATION

Form 6-K

TABLE OF CONTENTS

Page
NOTICE OF DELAYED FILING OF 20-F	Page 2

Signatures	Page 3

NOTICE OF DELAYED FILING OF 20-F

Silicon Motion Technology Corporation (the “Company”)(NASDAQ: SIMO) is announcing that the Company will be unable to file its 2019 Annual Report on Form 20-F (the “20-F”) by April 30, 2020 due to circumstances related to the COVID-19 global pandemic (“COVID 19”). From January to March 2020, the Chinese government imposed nationwide travel restrictions and quarantine control in response to an outbreak of COVID-19. As a result, the Company has not had the ability to conduct in person site evaluations of the Company’s facilities, books and records in China, which without undue hardship and expense to the Company will delay the preparation of the Company’s annual report on Form 20-F and filing until after April 30, 2020.

The Company is relying on the SEC order under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), dated March 25, 2020 (Release No. 34-88465) to extend the due date for the filing of the 20-F until June 14, 2020 (45 days after the original due date). The Company will work diligently to comply with such requirement and, at this time, management believes that it may require the entire available extension period.

In light of COVID-19, the Company intends to include the following Risk Factor in its 20-F:

Risk of Market Disruption as a Result of Localized or Global Health Emergencies

The occurrence of widespread health emergencies could have a material adverse effect on our business and results of operations. The recent outbreak of coronavirus (“COVID-19”), which has been identified as a “pandemic” by the World Health Organization, has resulted in widespread decreased economic activity and ongoing health concerns, which have adversely affected the broader global economy. A pandemic typically results in social distancing, travel bans and quarantine, and this may limit access to our facilities, customers, management, support staff and professional advisors. These factors, in turn, may not only impact the demand for our products over a period of time, but also our overall ability to timely react to mitigate the impact of an event. Also, such a health emergency could hamper our efforts to comply with our filing obligations with the Securities and Exchange Commission. Depending on the severity and longevity of the COVID-19 pandemic or any future pandemic, our business, results of operations and profitability may experience a significant negative impact. The duration and severity of any such an impact is impossible to assess in advance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silicon Motion Technology Corporation

By:	/s/ Riyadh Lai
Name:	Riyadh Lai
Title:	Chief Financial Officer

Date: April 29, 2020

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